Filed by UnitedGlobalCom, Inc. pursuant to Rule 425
under the Securities Act of 1933

Subject Company: UGC Europe, Inc.
Commission File No. 333-109496

        On October 20, 2003, UGC Europe, Inc., a majority-owned subsidiary of UnitedGlobalCom, Inc. ("UGC"), issued the following press release.

"UGC EUROPE'S SPECIAL COMMITTEE RECOMMENDS THAT THE STOCKHOLDERS REJECT UNITEDGLOBALCOM'S EXCHANGE OFFER

        Denver, Colorado, October 20, 2003—UGC Europe, Inc. ("UGC Europe" or "the Company") (NASDAQ: UGCE) announced today that, after careful consideration, including a thorough review with independent financial and legal advisors, the Special Committee of the Board of Directors of UGC Europe has determined that UnitedGlobalCom, Inc.'s ("UnitedGlobalCom") (NASDAQ: UCOMA) offer to exchange 9.0 shares of UnitedGlobalCom's Class A common stock for each of the outstanding shares of common stock of UGC Europe that it does not already own is not in the best interests of UGC Europe's stockholders, other than UnitedGlobalCom and its affiliates. Accordingly, the Special Committee recommends that UGC Europe's stockholders reject UnitedGlobalCom's offer and not tender their shares in the exchange offer. The Special Committee also noted that it is in the process of arranging for the receipt of additional information from UnitedGlobalCom. The Special Committee was advised by Goldman, Sachs & Co. and legal counsel, Cleary, Gottlieb, Steen and Hamilton.

        If stockholders have previously tendered shares and wish to withdraw their shares, they should contact their broker or the exchange agent, Mellon Investor Services LLC.

        In connection with the exchange offer, UGC Europe will be filing certain materials with the Securities and Exchange Commission, including a Solicitation/Recommendation Statement on Schedule 14D-9, which is expected to be filed on October 20, 2003. Stockholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they will contain important information. Investors can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they come available and all other filings by UGC Europe with the SEC at the SEC's website at www.sec.gov. In addition, these materials may be obtained free from UGC Europe by directing a request to UGC Europe, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, 303-220-4204, Attention: Investor Relations.

About UGC Europe

        UGC Europe, Inc. through its subsidiary United Pan-Europe Communications N.V. ("UPC") is one of the leading broadband communications and entertainment companies in Europe. Through its broadband networks, UPC provides television, Internet access, telephony and programming services.

        NOTE: Except for historical information contained herein, this release contains forward-looking statements, which involve certain risks, and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include continued use by subscribers and potential subscribers of the Company's services, changes in the technology and competition, our ability to achieve expected operational efficiencies and economies of scale, our ability to generate expected revenue and achieve assumed margins, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this Release. UGC Europe expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in UGC Europe's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based."

Additional Information

        UGC filed a Registration Statement on Form S-4 containing a Prospectus relating to the exchange offer and Europe Acquisition, Inc., the wholly-owned subsidiary of UGC which offered to exchange the shares of UGC Europe, filed a Schedule TO. UGC EUROPE STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THESE DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, copies of the Prospectus and other related exchange offer documents filed by UGC or Europe Acquisition, Inc. may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001.

Participants in Solicitation

        UGC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from UGC's stockholders in connection with the special meeting of stockholders to be held to approve the issuance of the Class A Common Stock in the exchange offer and planned merger. Information concerning UGC's directors and executive officers and their direct and indirect interests in the transaction is set forth in UGC's preliminary proxy statement filed with the SEC relating to the special meeting of stockholders and the Prospectus contained in the Registration Statement on Form S-4 filed with the SEC relating to the exchange offer. A definitive proxy statement will be mailed to UGC stockholders when available. Stockholders may obtain these documents (when available) free of charge at the SEC's website at www.sec.gov. In addition, copies of the definitive proxy statement (when available) may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001. UGC STOCKHOLDERS SHOULD READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CAREFULLY BEFORE MAKING ANY VOTING DECISION BECAUSE IT CONTAINS IMPORTANT INFORMATION.